Exhibit 99.3

JUST ENERGY GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT
(unaudited in thousands of Canadian dollars)

	Notes	December 31, 2012	March 31, 2012
ASSETS
Non-current assets
Property, plant and equipment		$363,426	$291,061
Intangible assets		452,164	549,409
Contract initiation costs		55,992	44,225
Other non-current financial assets	6	12,071	15,315
Non-current receivables		10,029	6,475
Investments	5	8,948	-
Deferred tax asset		36,159	78,398
		938,789	984,883
Current assets
Inventory		10,341	9,988
Gas delivered in excess of consumption		58,208	12,844
Gas in storage		31,313	11,453
Current trade and other receivables		250,114	294,311
Accrued gas receivables		-	2,875
Unbilled revenues		143,345	130,796
Prepaid expenses and deposits		11,776	9,451
Other current assets	6	14,149	12,799
Corporate tax recoverable		8,598	8,225
Restricted cash		10,920	12,199
Cash and cash equivalents		33,290	53,220
		572,054	558,161
TOTAL ASSETS		$1,510,843	$1,543,044

DEFICIT AND LIABILITIES
Deficit attributable to equity holders of the parent
Deficit		$(1,393,243)	$(1,652,188)
Accumulated other comprehensive income	7	43,618	70,293
Shareholders’ capital	8	1,008,500	993,181
Equity component of convertible debentures		25,795	25,795
Contributed surplus		69,568	62,147
Shareholders’ deficit		(245,762)	(500,772)

Non-controlling interest		(1,557)	(637)
TOTAL DEFICIT		(247,319)	(501,409)

Non-current liabilities
Long-term debt	9	756,873	679,072
Provisions		3,171	3,068
Deferred lease inducements		1,789	1,778
Other non-current financial liabilities	6	130,678	309,617
Deferred tax liability		6,480	6,073
		898,991	999,608
Current liabilities
Bank indebtedness		5,273	1,060
Trade and other payables		253,559	287,145
Accrued gas payable		-	2,960
Deferred revenue		59,116	11,985
Income taxes payable		4,690	4,814
Current portion of long-term debt	9	224,927	97,611
Provisions		2,933	3,226
Other current financial liabilities	6	308,673	636,044
		859,171	1,044,845
TOTAL LIABILITIES		1,758,162	2,044,453
TOTAL DEFICIT AND LIABILITIES		$1,510,843	$1,543,044

Commitments (Note 15)
See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

			Three months	Three months	Nine months	Nine months
			ended	ended	ended	ended
			December 31,	December 31,	December 31,	December 31,
	Notes		2012	2011	2012	2011
SALES	12		$733,847	$738,614	$2,083,611	$1,964,857
COST OF SALES	11	(b)	591,350	591,207	1,709,620	1,620,628
GROSS MARGIN			142,497	147,407	373,991	344,229
EXPENSES
Administrative expenses			36,711	31,308	108,081	88,366
Selling and marketing expenses			49,918	48,866	158,752	118,722
Other operating expenses	11	(a)	32,422	40,249	102,017	119,833
			119,051	120,423	368,850	326,921
Operating profit			23,446	26,984	5,141	17,308
Finance costs	9		(19,692)	(16,377)	(57,540)	(44,509)
Change in fair value of derivative instruments	6		47,201	(110,721)	493,554	(6,128)
Proportionate share of loss from joint venture	5		(1,910)	-	(5,770)	-
Other income			740	2,299	5,718	5,298
Income (loss) before income taxes			49,785	(97,815)	441,103	(28,031)
Provision for (recovery of) income taxes	10		9,547	(429)	49,139	21,717
PROFIT (LOSS) FOR THE PERIOD			$40,238	$(97,386)	$391,964	$(49,748)

Attributable to:
Shareholders of Just Energy			$40,312	$(97,262)	$392,380	$(49,624)
Non-controlling interest			(74)	(124)	(416)	(124)
PROFIT (LOSS) FOR THE PERIOD			$40,238	$(97,386)	$391,964	$(49,748)

See accompanying notes to the interim condensed consolidated financial statements

Earnings (loss) per share	13
Basic			$0.29	$(0.70)	$2.81	$(0.36)
Diluted			$0.28	$(0.70)	$2.43	$(0.36)

JUST ENERGY GROUP INC.
   INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited in thousands of Canadian dollars)

		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
		December 31,	December 31,	December 31,	December 31,
	Notes	2012	2011	2012	2011
Profit (loss) for the period		$40,238	$(97,386)	$391,964	$(49,748)

Other comprehensive income (loss)	7

Unrealized gain (loss) on translation of foreign operations		3,402	(9,441)	(4,083)	6,086

Amortization of deferred unrealized gain of discontinued hedges net of income taxes of $1,222 (2011 - $3,447) and $5,084 (2011 - $9,961) for the three and nine months ended December 31, 2012 respectively		(6,123)	(14,203)	(22,592)	(43,967)

Other comprehensive loss for the period, net of tax		(2,721)	(23,644)	(26,675)	(37,881)

Total comprehensive income (loss) for the period		$37,517	$(121,030)	$365,289	$(87,629)

Total comprehensive income (loss) attributable to:

Shareholders of Just Energy		$37,591	$(120,906)	$365,705	$(87,505)

Non-controlling interest		(74)	(124)	(416)	(124)

Total comprehensive income (loss) for the period		$37,517	$(121,030)	$365,289	$(87,629)

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
 INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE NINE MONTHS ENDED DECEMBER 31
(unaudited in thousands of Canadian dollars)

	Notes	2012	2011
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated deficit
Accumulated deficit, beginning of period		$(442,812)	$(315,934)
Loss on cancellation of shares	8	-	(141)
Profit (loss) for the period, attributable to the shareholders		392,380	(49,624)
Accumulated deficit, end of period		(50,432)	(365,699)

DIVIDENDS
Dividends, beginning of period		(1,209,376)	(1,033,994)
Dividends	14	(133,435)	(131,230)
Dividends, end of period		(1,342,811)	(1,165,224)
DEFICIT		$(1,393,243)	$(1,530,923)

ACCUMULATED OTHER COMPREHENSIVE INCOME	7
Accumulated other comprehensive income, beginning of period		$70,293	$123,919
Other comprehensive loss		(26,675)	(37,881)
Accumulated other comprehensive income, end of period		$43,618	$86,038

SHAREHOLDERS’ CAPITAL	8
Shareholders’ capital, beginning of period		$993,181	$963,982
Share-based compensation awards exercised		1,964	1,239
Shares issued (cancelled)		7	(256)
Dividend reinvestment plan		13,348	26,475
Shareholders’ capital, end of period		$1,008,500	$991,440

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period		$25,795	$18,186
Allocations of new convertible debentures issued		-	10,188
Future tax impact on convertible debentures		-	(2,579)
Balance, end of period		$25,795	$25,795

CONTRIBUTED SURPLUS
Balance, beginning of period		$62,147	$52,723
Add: Share-based compensation awards		9,255	7,660
Non-cash deferred share grant distributions		130	107
Less: Share-based awards exercised		(1,964)	(1,239)
Balance, end of period		$69,568	$59,251

NON-CONTROLLING INTEREST
Balance, beginning of period		$(637)	$-
Foreign exchange on non-controlling interest and adjustment to acquisition value		(504)	-
Acquisition of non-controlling interest		-	(198)
Loss attributable to non-controlling interest		(416)	(124)
Balance, end of period		$(1,557)	$(322)
TOTAL DEFICIT		$(247,319)	$(368,721)
See accompanying notes to the interim condensed consolidated financial statements

    JUST ENERGY GROUP INC.
           INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
 (unaudited in thousands of Canadian dollars)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
Net outflow of cash related to the following activities	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
OPERATING
Income (loss) before income taxes	$49,785	$(97,815)	$441,103	$(28,031)
Items not affecting cash
Amortization of intangible assets and related supply contracts	20,815	26,317	64,308	85,254
Amortization of contract initiation costs	4,630	3,072	10,975	10,570
Amortization of property, plant and equipment	2,554	1,531	5,914	4,307
Amortization included in cost of sales	3,650	3,236	10,351	9,173
Share-based compensation	2,867	3,054	9,255	7,660
Financing charges, non-cash portion	2,714	2,390	7,795	6,330
Transaction costs on acquisition	-	1,078	-	1,078
Other	(816)	5	(850)	(182)
Change in fair value of derivative instruments	(47,201)	110,721	(493,554)	6,128
	(10,787)	151,404	(385,806)	130,318
Adjustment required to reflect net cash receipts from gas sales	(566)	(1,109)	(83)	14,083
Changes in non-cash working capital	(9,360)	(33,998)	(22,821)	(43,293)
	29,072	18,482	32,393	73,077
Income tax paid	(79)	(1,009)	(1,897)	(6,230)
Cash inflow from operating activities	28,993	17,473	30,496	66,847

INVESTING
Purchase of property, plant and equipment	(34,363)	(21,112)	(89,068)	(43,113)
Purchase of intangible assets	(4,737)	(902)	(7,287)	(4,396)
Release of holdback on acquisition	-	(91,103)	-	(93,326)
Advances of long-term receivables	(1,719)	(702)	(3,554)	(1,488)
Transaction costs on acquisition	-	(1,078)	-	(1,078)
Investments	-	-	(8,942)	-
Settlement of contingent consideration	-	-	(1,551)	-
Contract initiation costs	(6,804)	(5,416)	(22,622)	(19,323)
Cash outflow from investing activities	(47,623)	(120,313)	(133,024)	(162,724)

FINANCING
Dividends paid	(34,511)	(33,533)	(119,957)	(104,398)
Shares issued for cash (purchased for cancellation)	7	(397)	7	(397)
Increase in bank indebtedness	1,435	1,054	4,213	2,721
Issuance of long-term debt	127,779	104,924	408,084	352,983
Repayment of long-term debt	(74,779)	(56,817)	(200,672)	(176,245)
Restricted cash	-	(11,359)	1,251	(11,558)
Debt issuance costs	(8,383)	-	(9,336)	-
Cash inflow from financing activities	11,548	3,872	83,590	63,106
Effect of foreign currency translation on cash balances	(193)	(2,351)	(992)	(2,207)
Net cash outflow	(7,275)	(101,319)	(19,930)	(34,978)
Cash and cash equivalents, beginning of period	40,565	163,974	53,220	97,633
Cash and cash equivalents, end of period	$33,290	$62,655	$33,290	$62,655
See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

1.         ORGANIZATION

Just Energy Group Inc. (“JEGI”, “Just Energy” or the “Company”) is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates.  The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The interim condensed consolidated financial statements consist of Just Energy and its subsidiaries and affiliates. The interim condensed consolidated financial statements were approved by the Board of Directors on February 7, 2013.

2.	OPERATIONS

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada, the U.S. and commencing in July 2012, the United Kingdom, under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy and Tara Energy. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.  Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen programs. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity products, can be offered in all states and provinces and are not dependent on energy deregulation.

In addition, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario and Quebec residents through a subsidiary operating under the trade name National Home Services (“NHS”). In August 2012, Just Energy purchased a 15% ownership in ecobee Inc. (“ecobee”), a company that designs, manufactures and distributes “smart” thermostats to residential and commercial customers throughout North America. Just Energy also operates a network marketing division under the trade name Momentis. Through its subsidiary, Terra Grain Fuels, Inc. (“TGF”), Just Energy produces and sells wheat-based ethanol. Just Energy’s subsidiary, Hudson Energy Solar Corp. (“HES”), and its subsidiaries, provide a solar project development platform operating in New Jersey, Pennsylvania and Massachusetts, under the trade name Hudson Energy Solar.

3.	SIGNIFICANT ACCOUNTING POLICIES

           (a) Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	Basis of presentation and interim reporting

These unaudited interim condensed consolidated financial statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the audited consolidated financial statements for the years ended March 31, 2012 and 2011.

The interim condensed consolidated financial statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand.

The interim operating results are not necessarily indicative of the results that may be expected for the full year ending March 31, 2013, due to seasonal variations resulting in fluctuations in quarterly results.  Gas consumption by customers is typically highest in October through March and lowest in April through September.  For the 12 months ended December 31, 2012, the gas segment reported gross margin of $115,438 (2011- $181,742) and profit of $242,250 (2011 - $144,858). Electricity consumption is typically highest in January through March and July through September.  Electricity consumption is lowest in October through December and April through June.  For the 12 months ended December 31, 2012, the electricity segment reported gross margin of $364,502 (2011 - $281,148) and profit of $145,315 (2011 – ($141,388)).

(c)	Principles of consolidation

The interim condensed consolidated financial statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at December 31, 2012. Subsidiaries and affiliates are consolidated from the date of acquisition and control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, sales, expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

4.                  ACQUISITIONS

Acquisition of Fulcrum Retail Holdings LLC

On October 3, 2011, Just Energy completed the acquisition of the 100% equity interest of Fulcrum Retail Holdings LLC (“Fulcrum”) with an effective date of October 1, 2011.  The acquisition was funded by an issuance of $100 million in convertible debentures (Note 9(g)).

The consideration for the acquisition was US$79.4 million paid at the time of closing, subject to customary working capital adjustments. Just Energy paid US$7.3 million in connection with the preliminary working capital adjustment. Just Energy will also pay up to US$11.0 million in cash and issue up to 867,025 common shares (collectively, the “Earn-Out” amount) to the sellers 18 months following the closing date, provided that certain EBITDA and billed volume targets are satisfied by Fulcrum. On the Earn-Out amount, Just Energy will pay 4.006% interest on the cash portion and $1.86 per share issued at the end of the Earn-Out period.  The $11.0 million is being held in a restricted cash account until the amount is finalized. The fair value of the contingent consideration at acquisition was estimated to be $18,327.  Changes in the fair value of the contingent consideration are recorded in the interim condensed consolidated statements of income (loss) as a change in fair value of derivative instruments.  The contingent consideration was valued at $3,935 as at December 31, 2012, and is included in other current financial liabilities.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The acquisition of Fulcrum was accounted for using the acquisition method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Fair value recognized on acquisition
Current assets (including cash of $3,875)	$41,129
Property, plant and equipment	758
Software	215
Customer contracts and relationships	39,533
Affinity relationships	42,359
Brand	13,034
Contract initiation costs	156
Non-controlling interest	1,082
138,266

Current liabilities	(44,856)
Other liabilities – current	(12,430)
Other liabilities – long term	(3,768)
Deferred lease inducements	(322)
Long-term debt	(586)
(61,962)

Total identifiable net assets acquired	76,304
Goodwill arising on acquisition	26,833
Total consideration	$103,137

Cash paid, net of estimated working capital
adjustment	$84,810
Contingent consideration (Earn-Out amount)	18,327
Total consideration	$103,137

The transaction costs related to the acquisition of Fulcrum were expensed in fiscal 2012. There were no changes made to the purchase price allocation during the nine months ended December 31, 2012, except an increase of $542 to the non-controlling interest and an adjustment to working capital at acquisition. An offsetting net increase was recorded to goodwill. Goodwill of $26,833 comprises the value of expected ongoing synergies from the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes. Goodwill associated with the Fulcrum acquisition is part of the electricity marketing segment.  The purchase price allocation has been finalized.

The fair value of the trade receivables amounted to $18,210 at the date of acquisition. The gross amount of trade receivables was $25,500.

The customer contracts and relationships and affinity relationships are amortized over the average remaining life at the time of acquisition. The electricity customer contracts and customer relationships are amortized over 42 months (3.5 years). The affinity relationships are amortized over eight years.  The brand value is considered to be indefinite and, therefore, is not subject to amortization. Brand represents the value allocated to the market awareness of the operating names used to sell and promote its products.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

If the combination had taken place at the beginning of the prior fiscal year, consolidated sales would have been $2,109,098, and the consolidated loss attributable to shareholders of Just Energy would have been $35,414 for the nine months ended December 31, 2011.

5.	INVESTMENTS

(i)
Just Energy has a 50% interest in Just Ventures LLC and Just Ventures L.P. (collectively “Just Ventures”), jointly controlled entities that are involved in the marketing of Just Energy products.  The marketing efforts of Just Ventures are primarily Internet and telemarketing-based, which differs from Just Energy’s traditional sales channels.

Just Ventures is currently funded by its investors and all advances are recorded as additional capital contributions.

2012
Share of the associate's revenue and loss:
Revenue eliminated on consolidation	$2,534
Loss	$(5,770)
Carrying amount of the investment	$-

At any time subsequent to the second anniversary of the joint venture agreements, the other participant in the joint venture has the ability to sell part or all of its interest in Just Ventures (the “Put”). The amount is determined based on the fair value of the previous month’s billed customers.  As at December 31, 2012, the Put was estimated to have a nominal value.

(ii)
On August 24, 2012, the Company advanced US$2,500 to its joint venture partner.  The promissory note receivable matures on August 24, 2037, and bears interest at the annual federal rate established by the Internal Revenue Service.

(iii)
On August 10, 2012, Just Energy through a subsidiary acquired a 15% interest in ecobee, a private company that designs, manufactures and distributes smart thermostats for an amount of $6,460.  The Company intends to market these smart thermostats, in all its core markets, linking them to commodity and home service sales. Just Energy has an option that expires on May 10, 2013, to increase its interest to 30% on a fully diluted basis.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

6.	FINANCIAL INSTRUMENTS

(a)	Fair value

Fair value is the estimated amount that Just Energy would pay or receive to dispose of the supply contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Management has estimated the value of electricity, unforced capacity, heat rates, heat rate options, renewable and gas swap and forward contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile thus leading to volatility in the mark to market with no impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded gas options.

Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. Accordingly, all the mark-to-market changes on Just Energy’s derivative instruments are recorded on a single line on the interim consolidated statements of income (loss). Due to the commodity volatility and size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

The following tables illustrate gains/(losses) related to Just Energy’s derivative financial instruments classified as held-for-trading and recorded on the interim condensed consolidated statements of financial position as other assets and other liabilities, with their offsetting values recorded in change in fair value of derivative instruments.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

	Change in fair value of derivative instruments
	For the three	For the three	For the three	For the three
	months ended	months ended	months ended	months ended
	December 31, 2012	December 31, 2012	December 31, 2011	December 31, 2011
		(USD/GBP)		(USD)
Canada
Fixed-for-floating electricity swaps (i)	$12,012	n/a	$6,756	n/a
Renewable energy certificates (ii)	181	n/a	(604)	n/a
Verified emission-reduction credits (iii)	8	n/a	134	n/a
Options (iv)	1,563	n/a	610	n/a
Physical gas forward contracts (v)	23,778	n/a	(21,575)	n/a
Transportation forward contracts (vi)	18	n/a	(3,109)	n/a
Fixed financial swaps (vii)	(2,355)	n/a	(13,960)	n/a
United States
Fixed-for-floating electricity swaps (viii)	7,363	7,427	(51,085)	(49,936)
Physical electricity forward contracts (ix)	4,283	4,403	(20,008)	(19,558)
Unforced capacity forward contracts (x)	1,367	1,378	86	84
Unforced capacity physical contracts (xi)	3,061	3,089	5,113	4,998
Renewable energy certificates (xii)	(1,233)	(1,244)	(421)	(412)
Verified emission-reduction credits (xiii)	(886)	(894)	505	493
Options (xiv)	(714)	(721)	165	161
Physical gas forward contracts (xv)	5,626	5,675	3,212	3,140
Transportation forward contracts (xvi)	333	336	118	116
Heat rate swaps (xvii)	542	546	13,078	12,784
Fixed financial swaps (xviii)	(1,538)	(1,551)	(23,518)	(22,989)
United Kingdom
Physical electricity forward contracts (xx)	(13)	(16)	-	-
Foreign exchange forward contracts (xix)	(472)	n/a	1,483	n/a
Ethanol physical forward contracts	-	n/a	(50)	n/a
Share swap	(4,162)	n/a	n/a	n/a
Amortization of deferred unrealized gains on discontinued hedges	7,345	n/a	17,650	n/a
Amortization of derivative financial instruments related to acquisitions	(12,885)	n/a	(23,264)	n/a
Change in fair value of contingent consideration	3,979	3,934	(2,037)	n/a
Change in fair value of derivative instruments	$47,201		$(110,721)

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

	Change in fair value of derivative instruments
	For the nine	For the nine	For the nine	For the nine
	months ended	months ended	months ended	months ended
	December 31, 2012	December 31, 2012	December 31, 2011	December 31, 2011
		(USD/GBP)		(USD)
Canada
Fixed-for-floating electricity swaps (i)	$49,912	n/a	$79,652	n/a
Renewable energy certificates (ii)	(103)	n/a	(59)	n/a
Verified emission-reduction credits (iii)	888	n/a	105	n/a
Options (iv)	4,995	n/a	4,811	n/a
Physical gas forward contracts (v)	130,045	n/a	38,892	n/a
Transportation forward contracts (vi)	6,295	n/a	(879)	n/a
Fixed financial swaps (vii)	(14,248)	n/a	(14,390)	n/a
United States
Fixed-for-floating electricity swaps (viii)	109,117	109,111	(35,092)	(33,415)
Physical electricity forward contracts (ix)	106,091	104,219	(29,196)	(28,939)
Unforced capacity forward contracts (x)	457	468	(2,935)	(3,016)
Unforced capacity physical contracts (xi)	4,605	4,598	916	718
Renewable energy certificates (xii)	699	670	1,972	2,040
Verified emission-reduction credits (xiii)	(431)	(444)	157	134
Options (xiv)	(3,447)	(3,259)	1,265	1,292
Physical gas forward contracts (xv)	23,736	23,704	8,004	8,106
Transportation forward contracts (xvi)	1,232	1,233	785	799
Heat rate swaps (xvii)	(8,686)	(9,086)	15,647	15,391
Fixed financial swaps (xviii)	89,146	88,985	(28,388)	(27,889)
United Kingdom
Physical electricity forward contracts (xx)	(70)	(52)	-	-
Foreign exchange forward contracts (xix)	32	n/a	(1,586)	n/a
Ethanol physical forward contracts	-	n/a	(135)	n/a
Share swap	(11,856)	n/a	-	n/a
Amortization of deferred unrealized gains on discontinued hedges	27,676	n/a	53,928	n/a
Amortization of derivative financial instruments related to acquisitions	(39,822)	n/a	(97,565)	n/a
Change in fair value of contingent consideration	17,291	17,506	(2,037)	-
Change in fair value of derivative instruments	$493,554		$(6,128)

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the interim condensed consolidated statements of financial position as at December 31, 2012:

	Other assets	Other assets	Other financial liabilities	Other financial liabilities
	(current)	(non-current)	(current)	(non-current)

Canada
Fixed-for-floating electricity swaps (i)	$-	$108	$74,836	$55,768
Renewable energy certificates (ii)	164	43	278	278
Verified emission-reduction credits (iii)	48	33	41	-
Options (iv)	1,454	54	292	-
Physical gas forward contracts (v)	-	-	82,751	36,498
Transportation forward contracts (vi)	476	167	2,392	129
Fixed financial swaps (vii)	-	5	20,477	16,128
United States
Fixed-for-floating electricity swaps (viii)	-	187	19,687	3,713
Physical electricity forward contracts (ix)	43	3,052	47,314	3,585
Unforced capacity forward contracts (x)	341	-	2,902	708
Unforced capacity physical contracts (xi)	202	764	1,471	50
Renewable energy certificates (xii)	781	98	792	485
Verified emission-reduction credits (xiii)	12	41	516	579
Options (xiv)	1,540	-	2,665	208
Physical gas forward contracts (xv)	40	2	12,226	1,258
Transportation forward contracts (xvi)	6	-	58	61
Heat rate swaps (xvii)	8,752	7,513	551	-
Fixed financial swaps (xviii)	75	4	23,562	11,213
United Kingdom
Physical power forward contracts (xx)	4	-	71	17
Foreign exchange forward contracts (xix)	211	-	-	-
Share swap	-	-	11,856	-
Contingent consideration	-	-	3,935	-
As at December 31, 2012	$14,149	$12,071	$308,673	$130,678

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the interim condensed consolidated statements of financial position as at March 31, 2012:

	Other assets	Other assets	Other financial liabilities	Other financial liabilities
	(current)	(non-current)	(current)	(non-current)

Canada
Fixed-for floating electricity swaps (i)	$-	$-	$105,794	$74,614
Renewable energy certificates (ii)	154	49	158	292
Verified emission-reduction credits (iii)	-	-	387	462
Options (iv)	975	359	1,644	656
Physical gas forward contracts (v)	-	-	159,742	89,576
Transportation forward contracts (vi)	-	-	5,396	2,776
Fixed financial swaps (vii)	-	-	8,192	14,159
United States
Fixed-for-floating electricity swaps (viii)	-	11	90,698	41,425
Physical electricity forward contracts (ix)	-	-	121,213	30,674
Unforced capacity forward contracts (x)	5	-	1,664	2,086
Unforced capacity physical contracts (xi)	724	-	4,642	1,225
Renewable energy certificates (xii)	266	305	750	889
Verified emission-reduction credits (xiii)	42	80	304	420
Options (xiv)	73	-	601	349
Physical gas forward contracts (xv)	40	-	29,442	7,720
Transportation forward contracts (xvi)	34	-	1,137	241
Heat rate swaps (xvii)	10,307	14,511	-	-
Fixed financial swaps (xviii)	-	-	81,497	42,053
Foreign exchange forward contracts (xix)	179	-	-	-
Contingent consideration	-	-	22,783	-
As at March 31, 2012	$12,799	$15,315	$636,044	$309,617

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes financial instruments classified as held-for-trading as at December 31, 2012, to which Just Energy has committed:

			Total				Fair value
	Contract type	Notional volume	remaining	Maturity date	Fixed price		favourable/	Notional
			volume				(unfavourable)	value
	Canada
(i)	Fixed-for-floating	0.0001-28	7,606,001	January 1, 2013		$16.75-$128.13	$(130,496)	$387,345
	electricity swaps *	MWh	MWh	December 31, 2019
(ii)	Renewable energy	10-100,000	806,341	December 31, 2013		$3.00-$26.00	$(349)	$4,947
	certificates	MWh	MWh	December 31, 2017
(iii)	Verified emission-	6,000-50,000	406,000	December 31, 2013		$6.25-$11.50	$40	$3,584
	reduction credits	tonnes	tonnes	December 31, 2016
(iv)	Options	7,000-252,000	278,201	January 31, 2013		$7.56-$12.39	$1,216	$(2,077)
		GJ/month	GJ	February 28, 2014
(v)	Physical gas forward	10-5,557	44,460,976	January 31, 2013		$2.29-$10.00	$(119,249)	$268,425
	contracts	GJ/day	GJ	June 30, 2017
(vi)	Transportation forward	74-34,100	23,443,769	January 31, 2013		$0.02-$2.87	$(1,878)	$16,616
	contracts	GJ/day	GJ	August 31, 2015
(vii)	Fixed financial swaps	7,000-252,000	51,739,750	January 31, 2013		$2.34-$5.20	$(36,599)	$201,164
		GJ/month	GJ	January 31, 2018
	United States
(viii)	Fixed-for-floating	0.1-65.0	12,037,774	January 1, 2013		$24.75-$136.75	$(23,213)	$555,235
	electricity swaps *	MWh	MWh	September 30, 2017	$	(US24.88-$137.45)	(US$23,332)	US$558,082
(ix)	Physical electricity	1.0-70.0	13,298,655	January 1, 2013		$25.00-$110.25	$(47,804)	$590,283
	forward contracts	MWh	MWh	December 31, 2017	$	(US25.13-$110.82)	(US$48,049)	US$599,309
(x)	Unforced capacity	100-4,650	77,647	April 30, 2013		$60.57-$7,310	$(3,269)	$7,560
	forward contracts	MWCap	MWCap	May 31, 2014	$	(US60.88-$7,347.47)	(US$3,286)	USS$7,599
(xi)	Unforced capacity	2-100	5,063	January 31, 2013		$1,000-$9,350	$(556)	$32,511
	physical contracts	MWCap	MWCap	May 31, 2016	$	(US1,005.13-$9397.93)	(US$559)	US$32,678
(xii)	Renewable energy	10-110,000	2,316,580	December 31, 2013		$0.3-$215	$(398)	$14,613
	certificates	MWh	MWh	December 31, 2017	$	(US0.31-$216.10)	(US$400)	US$14,688
(xiii)	Verified emission-	10,000-50,000	420,000	December 31, 2013		$4.75-$8.75	$(1,042)	$2,628
	reduction credits	tonnes	tonnes	December 31, 2016	$	(US4.77-$8.79)	(US$1,048)	US$2,642
(xiv)	Options	2000-60,000	703,645	January 31, 2013		$3.56-$13.80	$(1,333)	$(650)
		mmBTU/month	mmBTU	December 31, 2014	$	(US3.58-$13.87)	(US$1,340)	(US$653)
(xv)	Physical gas forward	10-7500	5,527,460	January 2, 2013		$3.39-$11.88	$(13,442)	$33,882
	contracts	mmBTU/month	mmBTU	October 31, 2016	$	(US3.41-$11.94)	(US$13,511)	US$34,056
(xvi)	Transportation forward	700-140,000	5,788,267	January 31, 2013		$0.0025-$0.6	$(114)	$20,989
	contracts	mmBTU/day	mmBTU	August 31, 2015	$	(US0.0025-$0.60)	(US$114)	US$21,097
(xvii)	Heat rate swaps	1-20	2,152,922	January 31, 2013		$23.32-$82.87	$15,713	$74,377
		MWh	MWh	October 31, 2016	$	(US23.44-$83.29)	US$15,793	US$74,758
(xviii)	Fixed financial swaps	930-500,000	38,893,060	January 31, 2013		$2.92-$8.14	$(34,696)	$201,304
		mmBTU/month	mmBTU	May 31, 2017	$	(US2.93-$8.18)	(US$34,874)	US$202,336
(xix)	Foreign exchange	$(1005.13-$5025.63)	n/a	January 1, 2013		$0.969-$1.618	$211	$39,239
	forward contracts	$ (US1000-$5,000)		October 1, 2013			US$212	(US$39,440)
	United Kingdom
(xx)	Physical electricity	1-2	127,495	January 1, 2013 -		$77.41-$104.99	$(83)	$10,783
	forward contracts	MWh	MWh	March 1, 2015	(GBP 47.85- GBP 64.90)		(GBP52)	GBP6,665

* Some of the electricity fixed-for-floating contracts related to the Province of Alberta and the Province of Ontario are load-following, wherein the quantity of electricity contained in the supply contract “follows” the usage of customers designated by the supply contract. Notional volumes associated with these contracts are estimates and are subject to change with customer usage requirements.  There are also load shaped fixed-for-floating contracts in these and the rest of Just Energy’s electricity markets wherein the quantity of electricity is established but varies throughout the term of the contracts.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The estimated amortization of deferred gains and losses on the discontinued hedges reported in accumulated other comprehensive income that is expected to be amortized to profit (loss) within the next 12 months is a gain of approximately $10,500.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the other assets balance recognized in the interim condensed consolidated financial statements.

Share swap

The Company has entered into a share swap agreement to manage the risks associated with its Company’s restricted share grant and deferred share grant plans. The value of the 2,500,000 shares under this share swap agreement is approximately $23,725.  Net monthly settlements received under the share swap agreement are recorded in other income.  The Company marks to market the fair value of the share swap agreement and has included that value as other current financial liabilities on the interim consolidated statements of financial position.  Changes in the fair value of the share swap agreement are recorded through the consolidated statements of income (loss) as a change in fair value of derivative instruments.

Fair value (“FV”) hierarchy

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices. Just Energy values its cash and cash equivalents, current trade and other receivables, unbilled revenues, bank indebtedness, trade and other payables, and long-term debt under Level 1.

Level 2

Fair value measurements that require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the market risk section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of financial assets/(liabilities) in the FV hierarchy as at December 31, 2012:

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and short-term deposits	$44,210	$-	$-	$44,210
Loans and receivables	403,488	-	-	403,488
Derivative financial assets	-	-	26,220	26,220
Financial liabilities
Derivative financial liabilities	-	(51,713)	(387,638)	(439,351)
Other financial liabilities	(1,240,632)	-	-	(1,240,632)
Total net derivative liabilities	$(792,934)	$(51,713)	$(361,418)	$(1,206,065)

The following table illustrates the classification of financial assets/(liabilities) in the FV hierarchy as at March 31, 2012:

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and short-term deposits	$65,419	$-	$-	$65,419
Loans and receivables	431,582	-	-	431,582
Derivative financial assets	-	-	28,114	28,114
Financial liabilities
Derivative financial liabilities	-	(98,193)	(847,468)	(945,661)
Other financial liabilities	(1,064,888)	-	-	(1,064,888)
Total net derivative liabilities	$(567,887)	$(98,193)	$(819,354)	$(1,485,434)

The following table illustrates the changes in net fair value of financial assets/(liabilities) classified as Level 3 in the FV hierarchy for the nine months ended December 31, 2012 and year ended March 31, 2012:

	December 31, 2012	March 31, 2012
Balance, beginning of period	$(819,354)	$(743,488)
Total gains(losses) - Profit for the period	18,339	(376,121)
Purchases	(22,334)	(201,235)
Sales	8,128	41,547
Settlements	453,803	459,943
Transfer out of Level 3	-	-
Balance, end of period	$(361,418)	$(819,354)

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)  Classification of financial assets and liabilities

The following table represents the fair values and carrying amounts of financial assets and liabilities measured at amortized cost.

As at December 31, 2012			Carrying amount	Fair value

Cash and cash equivalents			$33,290	$33,290
Restricted cash			$10,920	$10,920
Current trade and other receivables			$250,114	$250,114
Unbilled revenues			$143,345	$143,345
Non-current receivables			$10,029	$10,029
Other financial assets			$26,220	$26,220
Bank indebtedness, trade and other payables			$258,832	$258,832
Long-term debt			$981,800	$950,875
Other financial liabilities			$439,351	$439,351

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	December 3 1, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Interest expense on financial liabilities not held-for-trading	$19,692	$16,377	$57,540	$44,509

As at December 31, 2012, and March 31, 2012, the carrying value of cash and cash equivalents, restricted cash, current trade and other receivables, unbilled revenues, bank indebtedness and trade and other payables approximates fair value due to their short-term liquidity.

The carrying value of long-term debt approximates its fair value as the interest payable on outstanding amounts is at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the exception of the $90 million, $330 million and $100 million convertible debentures, which are fair valued, based on market value and the carrying value of the senior unsecured note which approximates fair value due to the limited time that has passed since its issuance.  As at March 31, 2012, the fair value of long-term debt was $826,991.

(c)  Management of risks arising from financial instruments

            The risks associated with Just Energy’s financial instruments are as follows:

           (i)                      Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity.  Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. operations.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

A portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to U.S. fluctuations in the future than in prior years.  Just Energy has economically hedged between 0% and 50% of certain forecasted cross border cash flows that are expected to occur within the next 13 to 24 months. The level of hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results.  Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the nine months ended December 31, 2012, assuming that all the other variables had remained constant, profit for the period would have been $12,700 higher/lower and other comprehensive income would have been $8,600 lower/higher.

Interest rate risk

Just Energy is also exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that this long-term debt exposes it to material financial risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) in income before income taxes for the period ended December 31, 2012, of approximately $1,530.

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained.  Just Energy's exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established.  Derivative instruments are generally transacted over the counter.  The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure for variances in customer requirements that are driven by changes in expected weather conditions, through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal.

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the nine months ended December 31, 2012 would have increased (decreased) by $181,956 ($180,704) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only level 3 derivative instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the nine months ended December 31, 2012 would have increased (decreased) by $164,717 ($163,622) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

(ii) Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, British Columbia, New York, Massachusetts, Pennsylvania, California, Michigan and Georgia, Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy.  Management factors default from credit risk in its margin expectations for all the above markets.

The aging of the accounts receivable from the above markets was as follows:

	December 31, 2012	March 31, 2012

Current	$72,522	$69,738
1 – 30 days	19,472	15,530
31 – 60 days	5,533	5,681
61 – 90 days	5,187	2,905
Over 91 days	29,103	19,947

	$131,817	$113,801

Changes in the allowance for doubtful accounts were as follows:

	December 31, 2012	March 31, 2012

Balance, beginning of period	$34,926	$25,115
Allowance on acquired receivables	-	6,940
Provision for doubtful accounts	22,540	28,514
Bad debts written off	(18,187)	(29,215)
Other	(3,263)	3,572
Balance, end of period	$36,016	$34,926

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

In the remaining markets, the local distribution companies (“LDCs”) for a fee, provide collection services and assume the risk of any bad debts owing from Just Energy’s customers. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of JEGI. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure.  However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at December 31, 2012, the maximum counterparty credit risk exposure amounted to $158,037, representing the risk relating to the Company’s derivative financial assets and accounts receivable.

(iii)    Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities as at December 31, 2012:

		Contractual cash				More than 5
	Carrying amount	flows	Less than 1 year	1 to 3 years	4 to 5 years	years
Trade and other payables	$253,559	$253,559	$253,559	$-	$-	$-
Bank indebtedness	5,273	5,273	5,273	-	-	-
Long-term debt*	981,800	1,040,836	224,927	175,822	395,365	244,722
Derivative instruments	439,351	2,412,738	1,203,898	1,020,442	182,913	5,485
	$1,679,983	$3,712,406	$1,687,657	$1,196,264	$578,278	$250,207

As at March 31, 2012:

		Contractual cash				More than 5
	Carrying amount	flows	Less than 1 year	1 to 3 years	4 to 5 years	years
Trade and other payables	$287,145	$287,145	$287,145	$-	$-	$-
Bank indebtedness	1,060	1,060	1,060	-	-	-
Long-term debt*	776,683	833,962	97,611	252,570	26,433	457,348
Derivative instruments	945,661	2,596,314	1,363,421	1,057,222	175,049	622
	$2,010,549	$3,718,481	$1,749,237	$1,309,792	$201,482	$457,970

* Included in long-term debt are the $330,000, $100,000 and $90,000 relating to convertible debentures, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

In addition to the amounts noted above, at December 31, 2012, the contractual net interest payments over the term of the long-term debt with scheduled repayment terms are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	$60,190	$111,874	$79,508	$59,200

(iv)   Supplier risk
Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. Just Energy has discounted the fair value of its financial assets by $1,377 to accommodate for its counterparties’ risk of default.

7.      ACCUMULATED OTHER COMPREHENSIVE INCOME

For the nine months ended December 31, 2012

	Foreign
	currency
	translation	Cash flow
	adjustments	hedges	Total
Balance, beginning of period	$31,419	$38,874	$70,293
Unrealized foreign currency translation adjustment	(4,083)	-	(4,083)
Amortization of deferred unrealized gain on discontinued
hedges, net of income taxes of $5,084	-	(22,592)	(22,592)
Balance, end of period	$27,336	$16,282	$43,618

For the nine months ended December 31, 2011

	Foreign
	currency
	translation	Cash flow
	adjustments	hedges	Total
Balance, beginning of period	$29,033	$94,886	$123,919
Unrealized foreign currency translation adjustment	6,086	-	6,086
Amortization of deferred unrealized gain on discontinued
hedges, net of income taxes of $9,961	-	(43,967)	(43,967)
Balance, end of period	$35,119	$50,919	$86,038

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

8.	SHAREHOLDERS’ CAPITAL

Details of issued and outstanding shareholders’ capital are as follows for the nine months ended December 31, 2012, with comparatives as at March 31, 2012:

Issued and outstanding	Nine months ended December 31, 2012		As at March 31, 2012
	Shares	Amount	Shares	Amount

Balance, beginning of period	139,348,926	$993,181	136,963,726	$963,982
Share-based awards exercised	175,560	1,964	91,684	1,385
Dividend reinvestment plan (i)	1,411,623	13,348	2,377,616	28,413
Repurchase and cancellation of shares(ii)	-	-	(84,100)	(599)
Shares issued for cash	829	7	-	-
Balance, end of period	140,936,938	$1,008,500	139,348,926	$993,181

(i)      Dividend reinvestment plan
Under Just Energy’s dividend reinvestment plan (“DRIP”), Canadian shareholders holding a minimum of 100 common shares can elect to receive their dividends in common shares rather than cash at a 2% discount to the simple average closing price of the common shares for the five trading days preceding the applicable dividend payment date, providing that the common shares are issued from treasury and not purchased on the open market. The DRIP was suspended as of February 1, 2012, but re-instated as of the date of the dividend payable, which was at September 30, 2012.

(ii)     Repurchase and cancellation of shares
During the 12-month period of December 16, 2011 to December 15, 2012, Just Energy had approval to make a normal course issuer bid to purchase up to 13,200,917 common shares. A maximum of 82,430 common shares could have been purchased during any trading day. Just Energy purchased and cancelled 84,100 common shares for cash consideration of $955.  The average book value of $599 was recorded as a reduction to share capital and the remaining loss of $356 was allocated to accumulated deficit. No additional shares were purchased for cancellation during the current fiscal year.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

9.	LONG-TERM DEBT AND FINANCING

	December 31, 2012	March 31, 2012
Credit facility (a)	$114,638	$98,455
Less: debt issue costs (a)	(619)	(1,196)
$105 million senior unsecured note (b)	105,000	-
Less: debt issue costs (b)	(7,428)	-
TGF credit facility (c)(i)	28,571	32,046
TGF debentures (c)(ii)	35,474	35,818
NHS financing (d)	218,702	147,220
$90 million convertible debentures (e)	87,224	86,101
$330 million convertible debentures (f)	296,374	291,937
$100 million convertible debentures (g)	87,145	85,879
HES financing (h)
Credit facility	8,307	-
Construction loan	9,571	-
Less: debt issue costs	(1,732)	-
Capital leases (i)	573	423
	981,800	776,683
Less: current portion	(224,927)	(97,611)
	$756,873	$679,072

Future annual minimum repayments are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total

Credit facility (a)	$114,638	$-	$-	$-	$114,638
$105 million senior unsecured note (b)	-	-	-	105,000	105,000
TGF credit facility (c)(i)	28,571	-	-	-	28,571
TGF debentures (c)(ii)	35,474	-	-	-	35,474
NHS financing (d)	36,313	77,302	65,365	39,722	218,702
$90 million convertible debentures (e)	-	90,000	-	-	90,000
$330 million convertible debentures (f)	-	-	330,000	-	330,000
$100 million convertible debentures (g)	-	-	-	100,000	100,000
HES financing - Credit facility (h)	-	8,307	-	-	8,307
HES financing - Construction loan (h)	9,571	-	-	-	9,571
Capital leases (i)	360	213	-	-	573
	$224,927	$175,822	$395,365	$244,722	$1,040,836

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table details the finance costs for the three and nine months ended December 31. Interest is expensed at the effective interest rate.

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Credit facility (a)	$3,721	$2,194	$11,833	$6,257
$105 million senior unsecured note (b)	127	-	127	-
TGF credit facility (c)(i)	438	506	1,361	1,571
TGF debentures (c)(ii)	1,064	1,076	3,203	3,285
NHS financing (d)	3,992	2,646	10,324	7,159
$90 million convertible debentures (e)	1,732	1,704	5,172	5,088
$330 million convertible debentures (f)	6,447	6,324	19,287	18,921
$100 million convertible debentures (g)	1,871	1,831	5,579	1,992
HES financing (h)	213	-	349	-
Capital lease interest (i)	20	20	92	20
Unwinding of discount on provisions	67	76	213	216
	$19,692	$16,377	$57,540	$44,509

(a)
As at December 31, 2012, Just Energy has a $370 million credit facility to meet working capital requirements. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, The Bank of Nova Scotia, The Toronto-Dominion Bank and Alberta Treasury Branches. The term of the facility expires on December 31, 2013.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 4.00%. Prime rate advances are at rates of interest that vary between bank prime plus 1.88% and 3.00% and letters of credit are at rates that vary between 2.88% and 4.00%.  Interest rates are adjusted quarterly based on certain financial performance indicators.

As at December 31, 2012, the Canadian prime rate was 3.0% and the U.S. prime rate was 3.25%. As at December 31, 2012, Just Energy had drawn $114,638 (March 31, 2012 - $98,455) against the facility and total letters of credit outstanding amounted to $113,004 (March 31, 2012 - $121,054).  As at December 31, 2012, unamortized debt issue costs relating to the facility are $619 (March 31, 2012 - $1,196). As at December 31, 2012, Just Energy has $142,358 of the facility remaining for future working capital and security requirements.  Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, among others, NHS, HES and TGF. Just Energy is required to meet a number of financial covenants under the credit facility agreement.  During the first and second quarters of this fiscal year, the credit facility agreement was amended pursuant to which certain financial and other covenants were renegotiated to accommodate the growth of the business. As at December 31, 2012, all of these covenants had been met.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)
On December 12, 2012, the Company issued $105,000 in senior unsecured notes (“$105,000 Senior Unsecured Note”) bearing interest at 9.75% and maturing in May 2018.  Just Energy incurred costs of approximately $7,428 and has shown these as a debt issuance cost.  These costs will be charged to operations as interest expense over the term of the debt. The $105,000 Senior Unsecured Note is subject to certain financial and other covenants.  As at December 31, 2012, all of these covenants have been met.

In conjunction with the covenant requirements associated with the issuance of the senior unsecured note, the following represents select financial disclosure for the “Restricted Subsidiaries” as defined within the Note Indenture, which generally excludes NHS, TGF, HES, Momentis and the UK operations.

	Three months ended December 31, 2012	Nine months ended December 31, 2012
Sales	$685,206	$1,936,080
Gross margin	127,392	324,725
Finance costs	50,892	116,646
Profit for the period	15,150	370,471
Non-cash financing costs	2,322	7,403
Intercompany interest charges	36,915	74,394
Stock-based compensation	2,657	7,547
Income tax paid	(79)	(1,897)
Dividends paid from unrestricted subsidiaries	9,452	9,452

(c)	In connection with an acquisition, Just Energy acquired the debt obligations of TGF, which currently comprise the following separate facilities:

(i)	TGF credit facility
A credit facility of up to $50,000 was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility represents a fixed repayment term of ten years, commencing March 1, 2009, which includes interest costs at a rate of prime plus 3% with principal repayments commencing on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF, a mortgage on title to the land owned by TGF and a general security interest on all other current and acquired assets of TGF.  The credit facility includes certain financial covenants, the most significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ capital.  The covenants were measured as at March 31, 2012 and TGF failed to meet all required covenants.  The non-compliance was waived by the lenders but did result in a non-compliance fee of $80, representing 0.25% of the loan balance as at March 31, 2012. The covenants will be re-measured at March 31, 2013. As at December 31, 2012, the amount owing under this facility amounted to $28,571. Pursuant to a forbearance agreement dated as of December 31, 2012, the lenders have agreed that TGF shall not be required to make any principal payments until May 31, 2013. The lenders have no recourse to the Company or any other Just Energy entity.

(ii)	TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40,000 aggregate principal amount of debentures was entered into in 2006. On April 1, 2011, the interest rate was increased to 12%. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. Compliance with the new covenants will be measured annually beginning with the fiscal 2013 year-end. The maturity date has been extended to May 15, 2014, with a call right any time after April 1, 2013. On March 31, 2012, TGF agreed with the debenture holders to increase the quarterly blended principal and interest payments to $1,186 and to amend the financial covenants for fiscal 2013 to be more in line with the expected financial results of TGF for the year. TGF also agreed to make an additional debt repayment after March 31, 2013 if the cash flow from operations exceeds $500 for fiscal 2013, provided that this type of payment will not create a non-compliance issue for the Company under the TGF credit facility. The debenture holders have no recourse to the Company or any other Just Energy entity. Pursuant to a waiver and forbearance agreement made as of December 31, 2012, the debenture holders have agreed to waive any principal and interest payments to and including July 1, 2013. As at December 31, 2012, the amount owing under this debenture agreement amounted to $35,474.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(iii)
TGF has a working capital operating line of $7,000 bearing interest at a rate of prime plus 2%. In addition to the amount shown on the interim consolidated statements of financial position as bank indebtedness, TGF has total letters of credit issued of $250.

(d)
NHS entered into a long-term financing agreement for the funding of new and existing rental water heater and HVAC contracts in the Enbridge and Union Gas distribution territories. Pursuant to the agreement, NHS receives financing of an amount equal to the present value of the five, seven or ten years of monthly rental income, discounted at the agreed upon financing rate of 7.89% to 7.99%, and as settlement, is required to remit an amount equivalent to the rental stream from customers on the water heater, furnace and air conditioner contracts for the five, seven or ten years. As security for performance of the obligation, NHS has provided security over the water heaters, HVAC equipment and rental contracts, subject to the financing rental agreement, as collateral.

In addition, on October 18, 2012, NHS obtained approximately $7,400 in additional financing at an interest rate of 7.89% to complete an asset purchase consisting of approximately 27,000 water heater and HVAC customer contracts, The total cost to acquire these contracts was approximately $9,500 and $6,471 has been allocated to the equipment and the remainder to water heater and HVAC contracts.

The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge territory and 5% in the Union Gas territory of the outstanding balance of the funded amount is deducted and deposited into a reserve account in the event of default.  Once all obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS.

NHS has $218,702 owing under this agreement, including $9,967 relating to the holdback provision, recorded in non-current receivables, as at December 31, 2012. NHS is required to meet a number of non-financial covenants under the agreement.  As at December 31, 2012, all of these covenants had been met.

(e)
In conjunction with an acquisition, the Company also acquired the obligations of the convertible unsecured subordinated debentures (the “$90 million convertible debentures”) issued in October 2007. The fair value of the $90 million convertible debentures was estimated by discounting the remaining contractual payments at the time of acquisition.  This discount will be accreted using an effective interest rate of 8%. These instruments have a face value of $90,000 and mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6% payable semi-annually on March 31 and September 30 of each year.  Each $1,000 principal amount of the $90 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 37.17 shares, representing a conversion price of $26.91 per common share as at December 31, 2012. Pursuant to the $90 million convertible debentures, if the Company fixes a record date for the payment of a dividend, the conversion price shall be adjusted in accordance therewith.  During the three months and nine months ended December 31, 2012, interest expense amounted to $1,732 and $5,172.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

On and after September 30, 2012, but prior to the maturity date, the $90 million convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

The Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $90 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $90 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

(f)
  In order to fund an acquisition in May 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures (the “$330 million convertible debentures”).  The $330 million convertible debentures bear interest at a rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31, with a maturity date of June 30, 2017.  Each $1,000 principal amount of the $330 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of the Company, representing a conversion price of $18 per share.  During the three and nine months ended December 31, 2012, interest expense amounted to $6,447 and $19,287. The $330 million convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred.  On or after June 30, 2013, but prior to June 30, 2015, the $330 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price (as defined herein) on the date on which notice of redemption is given is not less than 125% of the conversion price ($22.50). On and after June 30, 2015, and prior to maturity, the $330 million convertible debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

The Company may, at its own option, on not more than 60 days’ and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $330 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $330 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $330 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $33,914. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $15,728 and reduced the value of the equity component of convertible debentures by this amount. The remainder of the net proceeds of the $330 million convertible debentures has been recorded as long-term debt, which will be accreted up to the face value of $330,000 over the term of the $330 million convertible debentures using an effective interest rate of 8.8%. If the $330 million convertible debentures are converted into common shares, the value of the Conversion will be reclassified to share capital along with the principal amount converted.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(g)
On September 22, 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures (the “$100 million convertible debentures”) which was used to purchase Fulcrum.  The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year commencing March 31, 2012, and have a maturity date of September 30, 2018.  Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 56.0 common shares of Just Energy, representing a conversion price of $17.85.  The $100 million convertible debentures are not redeemable at the option of the Company on or before September 30, 2014.   After September 30, 2014, and prior to September 30, 2016, the $100 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

The Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $100 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $100 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $100 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $10,188.  Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $2,579 and reduced the equity component of the convertible debenture by this amount.   The remainder of the net proceeds of the $100 million convertible debentures has been recorded as long-term debt, which will be accreted up to the face value of $100,000 over the term of the $100 million convertible debentures using an effective interest rate of 8.6%. If the $100 million convertible debentures are converted into common shares, the value of the Conversion will be reclassified to share capital along with the principal amount converted.  During the three and six months ended December 31, 2012, interest expense amounted to $1,871 and $5,579.

(h)
Effective August 1, 2012, HES through a subsidiary, entered into a US$30 million financing agreement to assist with the construction of certain solar projects.  The credit facility matures August 1, 2014 with no prepayment permitted, bearing interest, payable quarterly, at U.S. prime plus 6.9% or Eurodollar rate plus 7.9%.

As at December 31, 2012, HES had drawn $8,307 and had unamortized debt issue costs relating to the facility of $1,065. HES is required to meet a number of financial and other covenants under this facility.  As at December 31, 2012, all of these covenants had been met.

HES through a subsidiary, has entered into an arrangement providing access to a construction loan for up to approximately $12,000 to fund certain specified projects.  As at December 31, 2012, $9,571 has been advanced under this loan and had unamortized debt issue costs of $667.  The construction loan bears interest at 10% and is due upon completion of certain solar projects.  Upon completion of the solar projects, the construction loan will be settled from the proceeds of a term loan to be received from the same counterparty and an investment from an institutional investor.  The term loan for approximately $6,500 will bear interest at 8% and mature in six years.  The investment will be for approximately $7,000 and will provide the institutional investor with a significant portion of the tax incentives generated by the projects funded. This arrangement is subject to certain financial covenants and warranties, all of which have been met as at December 31, 2012.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(i)
The Company, through its subsidiaries, leases certain computer and office equipment and software.  These financing arrangements bear interest at rates ranging from 0% to 29% and mature between April 20, 2013 and January 31, 2015.

10. INCOME TAXES

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011

Current income tax expense (recovery)	$598	$987	$1,376	$(3,174)
Deferred tax expense (recovery)	8,949	(1,416)	47,763	24,891
Provision for (recovery of) income taxes	$9,547	$(429)	$49,139	$21,717

11.	OTHER INCOME, EXPENSES AND ADJUSTMENTS

(a)	Other operating expenses

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Amortization of gas contracts	$2,678	$5,556	$10,567	$19,086
Amortization of electricity contracts	9,319	13,725	28,150	46,158
Amortization of acquired water heaters and HVAC contracts	413	419	1,238	1,217
Amortization of other intangible assets	8,405	6,617	24,353	18,793
Amortization of property, plant and equipment	2,554	1,531	5,914	4,307
Bad debt expense	6,186	8,269	22,540	21,534
Transaction costs	-	1,078	-	1,078
Share-based compensation	2,867	3,054	9,255	7,660
	$32,422	$40,249	$102,017	$119,833

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	Amortization and cost of inventories included in the interim consolidated statements of income (loss)

Included in cost of sales
	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Amortization	$3,647	$3,236	$10,348	$9,173
Direct energy costs and other	587,703	587,971	1,699,272	1,611,455
	$591,350	$591,207	$1,709,620	$1,620,628

(c)	Included in change in fair value of derivative instruments

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011

Amortization of gas contracts	$2,746	$7,765	$9,180	$33,406
Amortization of electricity contracts	10,139	15,499	30,642	64,159

(d)	Employee benefits expense

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011

Wages, salaries and commissions	$50,209	$52,126	$165,852	$133,987
Benefits	3,511	2,372	8,032	8,395
	$53,720	$54,498	$173,884	$142,382

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

12.	REPORTABLE BUSINESS SEGMENTS

Just Energy operates in the following reportable segments: gas marketing, electricity marketing, ethanol, home services and other. Other represents HES and Momentis. Reporting by products and services is in line with Just Energy’s performance measurement parameters.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the interim condensed consolidated financial statements. Just Energy is not considered to have any key customers.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following tables present Just Energy’s results by operating segments:

For the three months ended December 31, 2012

	Gas	Electricity
	marketing	marketing	Ethanol	Home services	Other	Consolidated

Sales	$220,774	$470,402	$26,285	$12,689	$3,697	$733,847
Gross margin	38,926	88,310	2,227	9,507	3,527	142,497
Amortization of property, plant
and equipment	191	908	447	60	948	2,554
Amortization of intangible assets	4,106	16,273	17	414	5	20,815
Administrative expenses	4,333	22,072	1,823	4,962	3,521	36,711
Selling and marketing expenses	9,577	35,162	-	1,260	3,919	49,918
Other operating expenses	2,474	6,268	-	299	12	9,053
Operating profit (loss) for the
period	$18,245	$7,627	$(60)	$2,512	$(4,878)	$23,446
Finance costs	(2,930)	(11,048)	(1,508)	(3,993)	(213)	(19,692)
Change in fair value of derivative
instruments	32,241	14,960	-	-	-	47,201
Proportionate share of loss from joint venture	(400)	(1,510)	-	-	-	(1,910)
Other income (loss)	(901)	1,579	-	-	62	740
Provision for income taxes	1,633	5,413	-	2,464	37	9,547
Profit (loss) for the period	$44,622	$6,195	$(1,568)	$(3,945)	$(5,066)	$40,238
Capital expenditures	$355	$1,065	$172	$14,469	$18,302	$34,363

For the three months ended December 31, 2011

	Gas	Electricity
	marketing	marketing	Ethanol	Home services	Other	Consolidated

Sales	$254,158	$432,182	$37,540	$9,411	$5,323	$738,614
Gross margin	49,016	79,470	6,466	7,188	5,267	147,407
Amortization of property, plant
and equipment	227	965	290	42	7	1,531
Amortization of intangible assets	5,293	21,609	1	419	1	27,323
Administrative expenses	336	25,343	1,426	2,968	1,235	31,308
Selling and marketing expenses	5,665	30,517	-	1,188	11,496	48,866
Other operating expenses	2,417	8,267	-	711	-	11,395
Operating profit (loss) for the
period	$35,078	$(7,231)	$4,749	$1,860	$(7,472)	$26,984
Finance costs	(2,820)	(9,288)	(1,620)	(2,648)	(1)	(16,377)
Change in fair value of derivative
instruments	(45,846)	(63,374)	(1,501)	-	-	(110,721)
Other income	870	880	171	-	378	2,299
Provision for (recovery of) income taxes	3,290	(3,670)	-	-	(49)	(429)
Profit (loss) for the period	$(16,008)	$(75,343)	$1,799	$(788)	$(7,046)	$(97,386)
Capital expenditures	$266	$361	$64	$8,056	$12,365	$21,112

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the nine months ended December 31, 2012

	Gas	Electricity
	marketing	marketing	Ethanol	Home services	Other	Consolidated

Sales	$409,262	$1,542,260	$79,122	$35,609	$17,358	$2,083,611
Gross margin	58,980	266,249	5,778	27,222	15,762	373,991
Amortization of property, plant
and equipment	643	2,550	1,502	172	1,047	5,914
Amortization of intangible assets	15,392	47,612	51	1,239	14	64,308
Administrative expenses	18,676	62,428	5,965	12,985	8,027	108,081
Selling and marketing expenses	29,682	98,058	-	3,612	27,400	158,752
Other operating expenses	4,319	25,724	-	1,211	541	31,795
Operating profit (loss) for the
period	$(9,732)	$29,877	$(1,740)	$8,003	$(21,267)	$5,141
Finance costs	(10,068)	(32,185)	(4,610)	(10,328)	(349)	(57,540)
Change in fair value of derivative
instruments	255,949	237,780	-	(175)	-	493,554
Proportionate share of loss from joint venture	(1,385)	(4,385)	-	-	-	(5,770)
Other income	403	3,260	-	-	2,055	5,718
Provision for income taxes	4,917	15,369	-	28,754	99	49,139
Profit (loss) for the period	$230,250	$218,978	$(6,350)	$(31,254)	$(19,660)	$391,964
Capital expenditures	$990	$2,523	$393	$32,573	$52,589	$89,068
Total goodwill	$127,018	$127,275	$-	$283	$-	$254,576
Total assets	$413,787	$670,226	$142,306	$189,895	$94,629	$1,510,843
Total liabilities	$560,116	$879,687	$75,946	$220,771	$21,642	$1,758,162

For the nine months ended December 31, 2011

	Gas	Electricity
	marketing	marketing	Ethanol	Home services	Other	Consolidated

Sales	$548,413	$1,279,163	$104,111	$25,589	$7,581	$1,964,857
Gross margin	83,682	217,979	15,223	19,965	7,380	344,229
Amortization of property, plant
and equipment	885	2,357	930	121	14	4,307
Amortization of intangible assets	26,190	58,844	8	1,217	1	86,260
Administrative expenses	17,815	51,240	6,249	9,305	3,757	88,366
Selling and marketing expenses	24,626	75,050	-	3,066	15,980	118,722
Other operating expenses	5,040	22,884	-	1,342	-	29,266
Operating profit (loss) for the
period	$9,126	$7,604	$8,036	$4,914	$(12,372)	$17,308
Finance costs	(9,723)	(22,702)	(4,913)	(7,165)	(6)	(44,509)
Change in fair value of derivative
instruments	33,277	(37,819)	(1,586)	-	-	(6,128)
Other income	1,834	2,770	171	-	523	5,298
Provision for (recovery of) income taxes	11,006	10,811	-	-	(100)	21,717
Profit (loss) for the period	$23,508	$(60,958)	$1,708	$(2,251)	$(11,755)	$(49,748)
Capital expenditures	$1,011	$1,808	$186	$26,607	$13,501	$43,113

As at March 31, 2012:
Total goodwill	$127,055	$121,827	$-	$283	$-	$249,165
Total assets	$350,915	$904,504	$123,604	$159,696	$4,325	$1,543,044
Total liabilities	$543,062	$1,250,564	$76,995	$168,715	$5,117	$2,044,453

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Geographic information

Sales from external customers

	For the three months	For the three months	For the nine months	For the nine months
	ended December 31, 2012	ended December 31, 2011	ended December 31, 2012	ended December 31, 2011

Canada	$259,736	$298,878	$650,721	$805,594
United States	471,964	439,736	1,430,511	1,159,263
United Kingdom	2,147	-	2,379	-
Total sales per interim consolidated statements of income	$733,847	$738,614	$2,083,611	$1,964,857

The sales are based on the location of the customer.

 Non-current assets

 Non-current assets for this purpose consist of property, plant and equipment and intangible assets and are  summarized as follows:

	As at December 31, 2012	As at March 31, 2012
Canada	$488,369	$480,452
United States	325,834	360,018
United Kingdom	1,386	-
Total	$815,589	$840,470

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

13.           EARNINGS (LOSS) PER SHARE

	For the three	For the three		For the nine	For the nine
	months ended	months ended		months ended	months ended
	December 31,	December 31,		December 31,	December 31,
	2012	2011		2012	2011
Basic earnings (loss) per share
Profit (loss) available to shareholders	$40,312	$(97,262)		$392,380	$(49,624)
Basic shares outstanding	140,126,633	138,602,194		139,621,644	137,872,427
Basic earnings (loss) per share	$0.29	$(0.70)		$2.81	$(0.36)

Diluted earnings (loss) per share
Profit (loss) available to shareholders	$40,312	$(97,262)		$392,380	$(49,624)
Adjustment for dilutive impact of convertible debentures	6,046	7,002	1	21,880	18,492	1
Adjusted earnings	$46,358	$(90,260)		$414,260	$(31,132)
Basic shares outstanding	140,126,633	138,602,194		139,621,644	137,872,427
Dilutive effect of:
Restricted share grants	3,704,287	3,017,451	1	3,716,675	3,026,838	1
Deferred share grants	156,491	122,247	1	149,617	115,036	1
Convertible debentures	23,935,575	26,927,596	1	27,280,056	23,382,905	1
Shares outstanding on a diluted basis	167,922,986	168,669,488		170,767,992	164,397,206
Diluted earnings (loss) per share	$0.28	$(0.70)		$2.43	$(0.36)
1 The assumed conversion into shares results in an anti-dilutive position; therefore, this has not been included in computation of diluted earnings (loss) per share

14.	DIVIDENDS PAID AND PROPOSED

For the three months ended December 31, 2012, dividends of $0.31 (2011 - $0.31) per share were declared by Just Energy. This amounted to $44,636 (2011 - $43,934), which was approved throughout the period by the Board of Directors and was paid out during the quarter. For the nine months ended December 31, 2012, dividends of $0.93 (2011 - $0.93) per share were declared and paid by Just Energy. This amounted to $133,435 (2011 - $131,230), which was approved throughout the period by the Board of Directors and was paid out during the period.

Declared dividends subsequent to quarter end
On January 2, 2013, the Board of Directors of Just Energy declared a dividend in the amount of $0.10333 per common share ($1.24 annually).  The dividend was paid on January 31, 2013, to shareholders of record at the close of business on January 15, 2013.

On February 4, 2013, the Board of Directors of Just Energy declared a dividend in the amount of $0.10333 per common share ($1.24 annually).  The dividend will be paid on February 28, 2013, to shareholders of record at the close of business on February 15, 2013.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

15.	COMMITMENTS

Commitments for each of the next five years and thereafter are as follows:

As at December 31, 2012

	Less than 1 year	1 to 3 years	4 to 5 years	Exceeding 5 years	Total
Premises and equipment leasing	8,702	11,970	8,273	9,687	38,632
Grain production contracts	5,593	-	-	-	5,593
Long-term gas and electricity contracts	1,203,898	1,020,442	182,913	5,485	2,412,738
	$1,218,193	$1,032,412	$191,186	$15,172	$2,456,963

Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and eight years. For the main office building of Just Energy, there is a renewal option for an additional five years. No purchase options are included in any major leasing contracts.  Just Energy is also committed under long-term contracts with customers to supply gas and electricity.  These contracts have various expiry dates and renewal options.

16.	COMPARATIVE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Certain figures from the comparative interim condensed consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period’s interim condensed consolidated financial statements.